Exhibit 99.1

Collective Mining Intersects High-Grade Gold Outside the Mineral Resource in Apollo's Eastern Shallow Halo Zone, Including 14.25 m @ 6.49 g/t AuEq* and 67.25 m @ 1.58 g/t AuEq*

•	Holes drilled from Pad43 in the eastern Shallow Halo Zone ("SHZ") intersected high-grade gold outside the Mineral Resource:
•	14.25 m @ 6.49 g/t AuEq (5.49 g/t Au, 52 g/t Ag) from 81.60 m, including 3.60 m @ 18.83 g/t AuEq (16.19 g/t Au, 136 g/t Ag) from 90.60 m in APC-218
•	67.25 m @ 1.58 g/t AuEq (1.07 g/t Au, 26 g/t Ag) from 95.00 m, including 19.70 m @ 4.42 g/t AuEq (2.88 g/t Au, 80 g/t Ag) from 117.70 m in APC-204
•	APC-226 intersected broad near-surface mineralization in the northern SHZ (Pad35), returning 197.40 m @ 0.74 g/t AuEq (0.26 g/t Au, 21 g/t Ag, 0.07% Cu) from 2.85 m, including 30.55 m @ 2.02 g/t AuEq (0.37 g/t Au, 83 g/t Ag, 0.04% Cu) from 25.50 m in oxide rock.
•	In the southeastern SHZ (Pad42), APC-200 returned 4.70 m @ 12.00 g/t AuEq (2.20 g/t Au, 506 g/t Ag) from 134.70 m within 15.80 m @ 3.78 g/t AuEq (0.72 g/t Au, 158 g/t Ag) from 124.80 m, and APC-183 returned 16.50 m @ 2.06 g/t AuEq (1.77 g/t Au, 15 g/t Ag) from 3.10 m.
•	Of the 24 SHZ holes reported in this release, 22 returned mineralized intervals above the open-pit cut-off grade of 0.30 g/t AuEq. Since the Mineral Resource announcement on September 8, 2026, a total of 44 out of 47 SHZ holes have returned mineralized intervals exceeding this cut-off grade, with much of the mineralization occurring outside the current Mineral Resource. To date, approximately 41% of the SHZ area has been drill tested with two rigs currently dedicated to testing the remaining 59%.
•	Assays are pending for 69 holes at the Guayabales Project, including 23 from the SHZ and 21 from the Ramp Zone. With 13 rigs turning, the Company is fully funded for its planned 2026 drilling program.

*APC-218: 6.49 g/t AuEq (5.49 g/t Au and 52 g/t Ag). APC-204: 1.58 g/t AuEq (1.07 g/t Au and 26 g/t Ag).

MIAMI, Oct. 27, 2026 /CNW/ - Collective Mining Ltd. (NASDAQ: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for thirty diamond drill holes from its 2026 fully funded drilling program at the Guayabales Project in Caldas, Colombia. Twenty-four holes targeted the Shallow Halo Zone ("SHZ") of the Apollo deposit ("Apollo"), five holes tested areas outside the southern limit of the SHZ, and one geotechnical hole, GTC-4, intersected high-grade gold veins at depth. The SHZ is an interpreted 2.4-kilometer-long, 200-meter-wide, precious-metal-dominant target area which currently lies within the Mineral Resource open pit shell and, based on surface sampling, potentially extends well beyond the pit shell.

The results announced today follow the Company's September 8, 2026, announcement of the maiden Mineral Resource for Apollo and its October 13, 2026, release of seventeen SHZ holes, and continue to test one of the key areas for potential future Mineral Resource growth at Apollo. This release extends drilling coverage of the SHZ to the east and southeast of the Apollo Breccia from two new drill pads, Pad43 and Pad42.

Ari Sussman, Executive Chairman, commented: "Mineral systems of this scale reveal themselves in layers. Apollo's high-grade core drew the market's attention first, but the shallow halo surrounding it is now telling its own story: widespread gold outside the Mineral Resource at Pad43, broad mineralization from surface at Pad35 and silver-rich intervals at Pad42. With most of the halo zone still untested, and an exploration adit set to open the district to underground drilling, we believe we are still in the early chapters of the Guayabales Project's growth."

To date, Collective has received assays for 204,500 meters of diamond drilling across the Guayabales and San Antonio projects, including results for 143,000 meters at the flagship Apollo deposit, which anchors the Guayabales Project. Assay results for 69 drill holes are outstanding, including 23 from the SHZ and 21 from the Ramp Zone, covering approximately 25,000 meters of drilling.

With US$93.7 million in cash (as of June 30, 2026), the Company is fully funded for its planned 2026 program, which envisions up to 90,000 meters of drilling. The Company presently has 13 diamond drill rigs operating across the Guayabales Project. An updated Mineral Resource incorporating approximately 100,000 meters of additional drilling is expected in Q4 2027 to Q1 2028, followed by a Preliminary Economic Assessment shortly thereafter.

Construction of the approximately 3-kilometer underground exploration adit is scheduled to begin in Q4 2026. The adit is designed to provide underground drilling platforms, beginning with the Trap system in Q1 2027, followed by the Plutus target and ultimately the Ramp Zone at Apollo, while allowing the Company to test any additional mineralization intersected along its route. The Company is targeting the second half of 2027 to submit the environmental license application for Apollo to Colombia's National Environmental Licensing Authority (Autoridad Nacional de Licencias Ambientales, "ANLA").

Drill Results and Geological Context (See Table 1 and Figures 1-3)

Twenty-four diamond drill holes completed from Pad35, Pad43 and Pad42 tested Apollo's SHZ, an interpreted 2.4-kilometer-long, 200-meter-wide, precious-metal-dominant target which currently lies within the Mineral Resource open pit shell. A further five holes were drilled from Pad45, outside the southern limit of the SHZ, and geotechnical hole GTC-4 intersected high-grade gold veins at depth. Potential extensions beyond the pit shell are planned to be tested by drilling in 2027.

The SHZ extends from surface to approximately 150 meters below surface and hosts mineralization in oxide, partially oxidized (transition) and primary rock. The zone of oxidation extends in places up to 125 meters below surface. Mineralization within the SHZ is intrusion-related and is characterized by disseminated sulfosalts and carbonate base metal veins.

Of the 24 SHZ holes, 22 returned intervals above the Mineral Resource cut-off grade for the open pit; APC-212 returned no significant values and APC-220 returned 10.50 meters at 0.27 g/t AuEq. Combined with the twenty-three SHZ holes announced on September 15 and October 13, 2026, 44 of the 47 SHZ holes reported since the Mineral Resource announcement have returned mineralization above the 0.30 g/t AuEq assumed cut-off grade. All interval starting depths reported below are down-hole.

Northern SHZ - Pad35

Four holes were drilled from Pad35, adding to the five holes reported from this pad on October 13, 2026. All four intersected broad zones of mineralization starting at or near surface, largely outside the current Mineral Resource. Results include:

APC-226

•	197.40 m @ 0.74 g/t AuEq (0.26 g/t Au, 21 g/t Ag, 0.07% Cu) from 2.85 meters
•	Including 30.55 m @ 2.02 g/t AuEq (0.37 g/t Au, 83 g/t Ag, 0.04% Cu) from 25.50 meters in oxide rock

APC-223

•	76.00 m @ 0.75 g/t AuEq (0.15 g/t Au, 28 g/t Ag, 0.06% Cu) from surface
•	Including 16.00 m @ 2.11 g/t AuEq (0.26 g/t Au, 91 g/t Ag, 0.09% Cu) from 60.00 meters in transition rock
•	1.05 m @ 4.19 g/t AuEq (1.30 g/t Au, 141 g/t Ag, 0.16% Cu) from 108.65 meters in primary rock

APC-219

•	82.50 m @ 0.55 g/t AuEq (0.28 g/t Au, 11 g/t Ag, 0.05% Cu) from 1.50 meters
•	Including 34.20 m @ 0.81 g/t AuEq (0.44 g/t Au, 17 g/t Ag, 0.05% Cu) from 28.50 meters in oxide rock

APC-216

•	115.00 m @ 0.36 g/t AuEq (0.14 g/t Au, 9 g/t Ag, 0.05% Cu) from 0.40 meters
•	Including 19.65 m @ 0.79 g/t AuEq (0.14 g/t Au, 31 g/t Ag, 0.05% Cu) from 79.20 meters in oxide rock

Eastern SHZ - Pad43

Eleven holes were drilled in a fan pattern from Pad43, located approximately 525 meters south-southeast of Pad35 on the eastern margin of the current Mineral Resource. The holes intersected gold-dominant mineralization in oxide, transition and primary rock, associated with sulfosalts and sericite alteration under structural control, with several high-grade intervals outside the Mineral Resource. Results include:

APC-218

•	14.25 m @ 6.49 g/t AuEq (5.49 g/t Au, 52 g/t Ag) from 81.60 meters in oxide rock
•	Including 3.60 m @ 18.83 g/t AuEq (16.19 g/t Au, 136 g/t Ag) from 90.60 meters

APC-204

•	67.25 m @ 1.58 g/t AuEq (1.07 g/t Au, 26 g/t Ag) from 95.00 meters in primary rock
•	Including 19.70 m @ 4.42 g/t AuEq (2.88 g/t Au, 80 g/t Ag) from 117.70 meters
•	33.70 m @ 0.42 g/t AuEq (0.38 g/t Au, 2 g/t Ag) from 3.50 meters in oxide rock

APC-229

•	6.90 m @ 6.65 g/t AuEq (6.03 g/t Au, 32 g/t Ag) from 77.70 meters in primary rock
•	Including 1.00 m @ 37.36 g/t AuEq (34.60 g/t Au, 139 g/t Ag, 0.06% Cu) from 79.30 meters

APC-214

•	21.30 m @ 1.97 g/t AuEq (1.73 g/t Au, 12 g/t Ag) from 134.60 meters in primary rock
•	Including 1.40 m @ 17.99 g/t AuEq (17.10 g/t Au, 46 g/t Ag) from 141.80 meters
•	10.70 m @ 0.65 g/t AuEq (0.64 g/t Au, 1 g/t Ag) from 2.80 meters in oxide rock
•	1.10 m @ 8.64 g/t AuEq (8.02 g/t Au, 32 g/t Ag) from 202.70 meters

APC-210

•	9.05 m @ 2.90 g/t AuEq (1.42 g/t Au, 77 g/t Ag) from 72.60 meters in transition rock
•	12.90 m @ 0.47 g/t AuEq (0.36 g/t Au, 5 g/t Ag) from 41.65 meters in oxide rock

APC-224

•	3.20 m @ 5.89 g/t AuEq (5.76 g/t Au, 7 g/t Ag) from 31.90 meters in oxide rock
•	2.50 m @ 3.37 g/t AuEq (3.19 g/t Au, 10 g/t Ag) from 153.10 meters in primary rock

APC-192

•	20.85 m @ 1.30 g/t AuEq (1.08 g/t Au, 11 g/t Ag) from 201.15 meters
•	10.35 m @ 1.02 g/t AuEq (0.94 g/t Au, 4 g/t Ag) from 67.45 meters in transition rock

APC-227

•	24.25 m @ 0.80 g/t AuEq (0.61 g/t Au, 10 g/t Ag) from 126.40 meters in primary rock
•	Including 1.00 m @ 10.48 g/t AuEq (9.70 g/t Au, 40 g/t Ag) from 149.65 meters

APC-233

•	1.45 m @ 4.11 g/t AuEq (3.16 g/t Au, 25 g/t Ag, 0.43% Cu) from 39.35 meters in oxide rock

APC-237

•	25.50 m @ 0.39 g/t AuEq (0.36 g/t Au, 1 g/t Ag) from 3.50 meters in oxide rock

Southeastern SHZ - Pad42

Nine holes were drilled from Pad42, located approximately 130 meters south of Pad43. Eight of the nine holes returned mineralized intervals; APC-212 returned no significant values. Near-surface gold was intersected in oxide rock in several holes, while APC-200 intersected a silver-rich interval in transition rock associated with minor sulfosalts and sericite alteration, with a structural control similar to that observed at the northern pads. Results include:

APC-200

•	15.80 m @ 3.78 g/t AuEq (0.72 g/t Au, 158 g/t Ag) from 124.80 meters in transition rock
•	Including 4.70 m @ 12.00 g/t AuEq (2.20 g/t Au, 506 g/t Ag) from 134.70 meters

APC-183

•	16.50 m @ 2.06 g/t AuEq (1.77 g/t Au, 15 g/t Ag) from 3.10 meters in oxide rock
•	1.00 m @ 8.54 g/t AuEq (8.17 g/t Au, 19 g/t Ag) from 160.35 meters in primary rock

APC-188

•	44.70 m @ 0.78 g/t AuEq (0.69 g/t Au, 4 g/t Ag) from 19.60 meters
•	Including 24.15 m @ 1.19 g/t AuEq (1.10 g/t Au, 5 g/t Ag) from 31.60 meters in oxide rock

APC-196

•	18.85 m @ 1.30 g/t AuEq (1.17 g/t Au, 6 g/t Ag) from 4.50 meters in oxide rock

APC-198

•	56.50 m @ 0.60 g/t AuEq (0.38 g/t Au, 11 g/t Ag) from 1.50 meters
•	Including 11.40 m @ 1.71 g/t AuEq (1.39 g/t Au, 16 g/t Ag) from 1.50 meters in oxide rock

APC-205

•	5.15 m @ 2.05 g/t AuEq (1.64 g/t Au, 21 g/t Ag) from 103.40 meters in primary rock

APC-215

•	1.70 m @ 4.22 g/t AuEq (0.54 g/t Au, 190 g/t Ag) from 135.45 meters in primary rock

Outside the Southern SHZ - Pad45

Five holes were drilled from Pad45, located approximately 30 meters south of the SHZ outline, to test for a potential southern extension of the SHZ beyond its currently interpreted limit. Three of the five holes intersected modest mineralization, including near-surface gold in oxide rock, while two holes (APC-222 and APC-235) returned no significant values. Results include:

APC-238

•	1.00 m @ 10.95 g/t AuEq (10.75 g/t Au, 4 g/t Ag, 0.12% Cu) from 53.00 meters in primary rock

APC-231

•	27.65 m @ 0.34 g/t AuEq (0.30 g/t Au, 2 g/t Ag) from 59.75 meters in oxide and transition rock

APC-228

•	1.60 m @ 3.52 g/t AuEq (3.47 g/t Au, 3 g/t Ag) from 45.80 meters in oxide rock

High-Grade Gold Veins Outside the Southeastern Mineral Resource

Several holes intersected high-grade gold veins at depth, outside the southeastern portion of the current Mineral Resource:

APC-188

•	19.05 m @ 5.48 g/t AuEq (5.28 g/t Au, 10 g/t Ag) from 388.95 meters
•	Including 1.65 m @ 51.56 g/t AuEq (51.22 g/t Au, 18 g/t Ag) from 400.70 meters

GTC-4

•	1.55 m @ 42.79 g/t AuEq (42.50 g/t Au, 15 g/t Ag) from 574.50 meters

APC-192

•	1.00 m @ 9.76 g/t AuEq (8.93 g/t Au, 38 g/t Ag, 0.08% Cu) from 300.15 meters

Potential to Expand the SHZ Beyond the Current Mineral Resource

As shown in Figure 1, a significant portion of the mineralized intervals reported from Pad35, Pad43 and Pad42 lies outside the current Mineral Resource and extends into previously undrilled areas. These results support the potential to add Mineral Resources within the existing open pit shell.

Exploration potential also extends beyond the open pit shell. Northern SHZ mineralization remains open to the north and east of Pad35, while large portions of the SHZ west, south and southeast of the Apollo Breccia remain undrilled.

At an elevation of 1,950 masl, approximately 41% of the interpreted SHZ area has been drill tested, leaving approximately 59% untested. Two rigs are dedicated to evaluating this remaining exploration potential.

Table 1. Apollo Shallow Halo Zone Drill Results Reported in this Release

Drill hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)**	Description
Pad35 - Northern SHZ
APC-226	2.85	200.25	197.40	0.26	21	0.07	0.74
Including	25.50	56.05	30.55	0.37	83	0.04	2.02	Oxide
APC-216	0.40	115.40	115.00	0.14	9	0.05	0.36
Including	79.20	98.85	19.65	0.14	31	0.05	0.79	Oxide
APC-219	1.50	84.00	82.50	0.28	11	0.05	0.55
Including	28.50	62.70	34.20	0.44	17	0.05	0.81	Oxide
Including	73.80	80.90	7.10	0.17	23	0.07	0.69	Transition
APC-223	0.00	76.00	76.00	0.15	28	0.06	0.75
Including	40.10	60.00	19.90	0.12	28	0.04	0.70	Oxide
Including	60.00	76.00	16.00	0.26	91	0.09	2.11	Transition
APC-223	108.65	109.70	1.05	1.30	141	0.16	4.19	Primary
Pad43 - Eastern SHZ
APC-192	12.30	29.30	17.00	0.32	1	-	0.35	Oxide
APC-192	67.45	77.80	10.35	0.94	4	-	1.02	Transition
APC-192	116.60	143.45	26.85	0.31	3	-	0.36	Primary
APC-192	201.15	222.00	20.85	1.08	11	-	1.30	Primary
APC-192	258.20	262.50	4.30	1.23	20	-	1.62	Primary
APC-204	3.50	37.20	33.70	0.38	2	-	0.42	Oxide
APC-204	95.00	162.25	67.25	1.07	26	-	1.58	Primary
Including	117.70	137.40	19.70	2.88	80	-	4.42	Primary
APC-210	3.45	19.45	16.00	0.27	1	-	0.29	Oxide
APC-210	41.65	54.55	12.90	0.36	5	-	0.47	Oxide
APC-210	72.60	81.65	9.05	1.42	77	-	2.90	Transition
APC-210	97.10	98.45	1.35	2.87	22	-	3.29	Primary
APC-214	2.80	13.50	10.70	0.64	1	-	0.65	Oxide
APC-214	134.60	155.90	21.30	1.73	12	-	1.97	Primary
Including	141.80	143.20	1.40	17.10	46	-	17.99	Primary
APC-214	202.70	203.80	1.10	8.02	32	-	8.64	Primary
APC-218	81.60	95.85	14.25	5.49	52	-	6.49	Oxide
Including	90.60	94.20	3.60	16.19	136	-	18.83	Oxide
APC-220	17.00	27.50	10.50	0.23	2	-	0.27	Oxide
APC-224	31.90	35.10	3.20	5.76	7	-	5.89	Oxide
APC-224	81.50	84.40	2.90	2.01	43	-	2.83	Oxide
APC-224	109.00	112.95	3.95	1.85	7	-	1.99	Primary
APC-224	153.10	155.60	2.50	3.19	10	-	3.37	Primary
APC-227	44.60	49.70	5.10	1.21	5	-	1.31	Oxide
APC-227	126.40	150.65	24.25	0.61	10	-	0.80	Primary
Including	149.65	150.65	1.00	9.70	40	-	10.48	Primary
APC-229	77.70	84.60	6.90	6.03	32	-	6.65	Primary
Including	79.30	80.30	1.00	34.60	139	0.06	37.36	Primary
APC-233	39.35	40.80	1.45	3.16	25	0.43	4.11	Oxide
APC-237	3.50	29.00	25.50	0.36	1	-	0.39	Oxide
Pad42 - Southeastern SHZ
APC-183	3.10	19.60	16.50	1.77	15	-	2.06	Oxide
APC-183	61.60	74.10	12.50	0.07	27	-	0.58	Transition
APC-183	98.90	100.30	1.40	2.28	44	-	3.14	Primary
APC-183	160.35	161.35	1.00	8.17	19	-	8.54	Primary
APC-183	165.60	166.60	1.00	4.30	47	0.05	5.27	Primary
APC-188	19.60	64.30	44.70	0.69	4	-	0.78	Oxide
Including	31.60	55.75	24.15	1.10	5	-	1.19	Oxide
APC-188	75.50	76.50	1.00	3.29	47	-	4.21	Transition
APC-196	4.50	23.35	18.85	1.17	6	-	1.30	Oxide
APC-196	95.60	97.00	1.40	3.38	6	-	3.50	Transition
APC-198	1.50	58.00	56.50	0.38	11	-	0.60
Including	1.50	12.90	11.40	1.39	16	-	1.71	Oxide
APC-200	8.40	11.40	3.00	1.05	12	-	1.27	Oxide
APC-200	124.80	140.60	15.80	0.72	158	-	3.78	Transition
Including	134.70	139.40	4.70	2.20	506	-	12.00	Transition
APC-205	59.70	69.60	9.90	0.46	13	-	0.71	Primary
APC-205	103.40	108.55	5.15	1.64	21	-	2.05	Primary
APC-209	59.40	64.30	4.90	0.43	7	-	0.56	Transition
APC-209	209.20	210.20	1.00	3.42	11	-	3.63	Primary
APC-212	No Significant Values
APC-215	7.50	13.10	5.60	0.40	1	-	0.43	Oxide
APC-215	135.45	137.15	1.70	0.54	190	-	4.22	Primary
Pad45 - Outside Southern SHZ
APC-222	No Significant Values
APC-228	45.80	47.40	1.60	3.47	3	-	3.52	Oxide
APC-231	59.75	87.40	27.65	0.30	2	-	0.34	Oxide & Transition
APC-235	No Significant Values
APC-238	53.00	54.00	1.00	10.75	4	0.12	10.95	Primary
High-Grade Gold Veins Outside the Southeastern Mineral Resource
APC-188	247.80	248.95	1.15	3.86	5	-	3.95	Primary
APC-188	388.95	408.00	19.05	5.28	10	-	5.48	Primary
Including	400.70	402.35	1.65	51.22	18	-	51.56	Primary
APC-192	300.15	301.15	1.00	8.93	38	0.08	9.76	Primary
GTC-4	230.30	232.15	1.85	2.20	54	-	3.25	Primary
GTC-4	574.50	576.05	1.55	42.50	15	-	42.79	Primary

Notes

1. Intervals are down-hole lengths. Estimated true widths range from 60% to 100% of reported intervals. Grades are uncut.
2. Included intervals fall within the preceding overall interval and do not necessarily represent its entire length.
3. **AuEq (g/t) = [(Au × 0.95) + (Ag × 0.020 × 0.92) + (Cu × 1.20 × 0.85)] ÷ 0.95, where Au and Ag are expressed in g/t, and Cu in percent.
4. The calculation uses metal prices of US$3,000/oz gold, US$60/oz silver and US$5.25/lb copper with assumed recoveries of 95%, 92%, and 85% respectively. Copper is included in AuEq where the intercept's copper grade is 0.04% or higher. A hyphen (-) in the copper column indicates a grade below 0.04%.
5. Recovery assumptions are based on metallurgical results announced on August 25, 2026, and used in the maiden Mineral Resource announced on September 8, 2026.

Figure 1: Plan View of the Apollo Deposit at 1,950 masl Highlighting the Shallow Halo Zone and New Results from Pad35, Pad43 and Pad42

Please refer to Table 1 for full drill hole and assay information.

Figure 2: Drill Core Tray Photo from Hole APC-226 Highlighting Silver-Rich Oxide Mineralization

Figure 3: Plan View of the Guayabales Project Highlighting the Apollo Deposit

About Collective Mining Ltd.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $1.4 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by Apollo, a large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten deposit that hosts a maiden Mineral Resource of 2.58 million ounces AuEq Indicated (37.0 Mt at a grade of 2.17 g/t AuEq) and 2.83 million ounces AuEq Inferred (48.2 Mt at a grade of 1.83 g/t AuEq). The Company's objectives at the Guayabales Project are to continue expansion and infill drilling at Apollo while advancing technical, environmental and permitting work across the project.

Management, insiders, a strategic investor and close family and friends own 45.2% of the outstanding shares of the Company and, as a result, are fully aligned with shareholders. The Company is listed on both Nasdaq and the TSX under the trading symbol "CNL".

Qualified Person (QP) and NI 43-101 Disclosure

David J. Reading, Special Advisor, is a Qualified Person as defined by National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information relating to the exploration results contained herein is accurate and has approved of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geologists (SEG).

The Mineral Resource and the scientific and technical information relating to the Mineral Resource contained in this news release were prepared by Ivor W.O. Jones, FAusIMM, P.Geo. (EGBC), an independent Qualified Person as defined by NI 43-101. Mr. Jones has verified the data underlying the Mineral Resource and has reviewed and approved the Mineral Resource information contained in this news release in the form and context in which it appears.

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2-meter intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole. Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru for copper, gold and silver assays, and multi-element ICP. ALS is an accredited laboratory which is independent of the Company. Gold assays are obtained by fire assay fusion with AAS finish on a 50g sample (Au-AA24). Any samples returning > 10 g/t were then reanalyzed by fire assay with gravimetric finish on a 50g sample (Au-GRA22). Copper and silver were assayed by inductively coupled plasma - Atomic Emission Spectroscopy (ICP-AES) and Mass Spectrometry (ICP-MS) following a 4-acid digestion. Samples were also analyzed for a suite of 48 elements with ME-MS61 plus mercury and a sequential copper leach analysis was completed on each sample with copper greater than 10,000 parts per million. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

For further information regarding the Apollo Mineral Resource, including the effective date, data verification, key assumptions, parameters and methods used to estimate the Mineral Resource, and related risks, see the Company's news release dated September 8, 2026, entitled "Collective Mining Announces Maiden Mineral Resource for its Apollo deposit at the Guayabales Project".

Information Contact:

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Forward Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future metal recovery rates; future growth potential of Collective; the Company's planned 2026 drilling program and its funding; the timing of receipt of pending assay results; the potential to expand the SHZ and other mineralization at Apollo, including within and beyond the Mineral Resource open pit shell; planned drilling in 2027 and the allocation of drill rigs to the SHZ; the timing of construction and the design of the underground exploration adit; planned underground drilling of the Trap system, the Plutus target and the Ramp Zone, and of any additional mineralization intersected along the adit's route; the timing of an updated Mineral Resource and a Preliminary Economic Assessment; the timing of submission of the environmental license application for Apollo to ANLA; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 30, 2026. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements. Readers should refer to the Risks section in the Company's Annual Information Form, dated March 30, 2026.

Cautionary Note to United States Investors

The Company is a Canadian issuer that reports its Mineral Resource information in accordance with NI 43-101 and the CIM Definition Standards, which differ from the mineral property disclosure requirements applicable to U.S. domestic issuers under Subpart 1300 of Regulation S-K ("S-K 1300"). As a foreign private issuer eligible to file reports with the U.S. Securities and Exchange Commission pursuant to the U.S.-Canada Multijurisdictional Disclosure System, the Company is not currently required to prepare its mineral property disclosure in accordance with S-K 1300. Accordingly, Mineral Resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies subject to S-K 1300, and there can be no assurance that Mineral Resources reported by the Company under NI 43-101 would be the same if prepared in accordance with S-K 1300.

SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media: Eduardo Cervantes, Vice President, Corporate Development & Investor Relations, Collective Mining Ltd., e.cervantes@collectivemining.com, +1 416-717-9577

CO: Collective Mining Ltd.

CNW 06:30e 27-OCT-26